Hudbay to Acquire Arizona Sonoran Creating the Third Largest Copper District in North America

  Establishes a major copper hub in southern Arizona with the addition of the Cactus project to Hudbay's existing Arizona business, including the Copper World project
  Strategically positions Hudbay to become a leading supplier of domestic U.S. refined copper with Copper World and Cactus both expected to be significant producers of copper cathode
  Provides a clear pathway to scale Hudbay's annual copper production from ~125,000 tonnes today to more than 250,000 tonnes by 2030 with Copper World and other near term optimization projects, and potential to grow to more than 350,000 tonnes with Cactus
  Significant operational efficiencies and regional synergies are expected with the staged development of Copper World and Cactus
  Accretive to Hudbay's shareholders on a net asset value per share basis and on a reserves and resources per share basis with the addition of a high-quality asset in a core jurisdiction, positioning Hudbay's next phase of growth once Copper World is in production
  Compelling premium for Arizona Sonoran shareholders with continued participation in the long-term value of the Cactus project through ownership in Hudbay and immediate exposure to Hudbay's diversified operating platform, significant free cash flow generation, and industry-leading organic growth pipeline

Toronto, Ontario, March 2, 2026 - Hudbay Minerals Inc. ("Hudbay") (TSX, NYSE: HBM) and Arizona Sonoran Copper Company Inc. ("ASCU") (TSX: ASCU; OTCQX: ASCUF) are pleased to announce that they have entered into a definitive agreement (the "Arrangement Agreement") pursuant to which Hudbay has agreed to acquire all of the issued and outstanding common shares of ASCU, not already owned by Hudbay, for consideration of 0.242 of a common share of Hudbay per common share of ASCU (the "Transaction"). The offer implies a value of C$9.35 per ASCU share based on Hudbay's closing share price on the Toronto Stock Exchange ("TSX") on February 27, 2026, and represents a premium of 30% to ASCU's closing share price on February 27, 2026. The offer implies a premium of 36% based on Hudbay's and ASCU's 20-day volume-weighted-average share prices ("VWAP") on the TSX for the period ending February 27, 2026. The Transaction will result in Hudbay owning a 100% interest in ASCU's Cactus project ("Cactus").

The Transaction brings together two highly complementary copper growth assets in Arizona and strengthens Hudbay's position as a premier Americas-focused copper company with a pipeline of long-life, low-cost assets located in tier-one jurisdictions. The acquisition is expected to enhance Hudbay's long-term copper production profile, expand its U.S. growth pipeline, and benefit from increasing demand for domestically produced critical minerals in the U.S.

Peter Kukielski, Hudbay's President and Chief Executive Officer, commented: "The acquisition of ASCU is a highly compelling transaction that further enhances Hudbay's copper growth platform in the U.S. Cactus is a high-quality, large-scale copper development asset in a mining jurisdiction that we know well. Together with the advancement of Copper World, this transaction creates one of the most significant copper districts in North America and reinforces Hudbay's position as a premier copper growth company, while preserving financial flexibility and delivering long-term value for shareholders."

George Ogilvie, ASCU's President and Chief Executive Officer, stated: "This transaction delivers ASCU shareholders compelling value today while preserving meaningful exposure to the long-term upside of Cactus. Through ownership in Hudbay, our shareholders will gain immediate exposure to strong cash flow generation from a larger, diversified and well-capitalized operating platform, while continuing to participate in the long-term value of Cactus and adding exposure to Hudbay's Copper World project as part of a new major copper hub in Arizona. Hudbay's strong balance sheet, proven track record in Arizona, and disciplined approach to project development meaningfully de-risks the development of Cactus and positions it for long-term success. I would like to thank our whole team for their tremendous efforts advancing the Cactus project and creating lasting benefits for all stakeholders."

David Laing, ASCU's Chair of the Board of Directors, added: "We are delighted to have the opportunity for our Cactus project to be sequenced into Hudbay's portfolio of long-life and high-quality assets in the Americas. As part of Hudbay, the financial dilution and execution risks of constructing Cactus are significantly lessened, providing a clear path to copper cathode production. More importantly, in joining with Hudbay, we put the project in the good hands of the 3rd largest copper producer listed on the New York Stock Exchange, and in what will become the 3rd largest copper district in North America. Thank you to George and the whole Arizona Sonoran team for their tireless and methodical approach to delivering value for the ASCU stakeholders."

An Attractive Transaction for ASCU Shareholders

  Immediate and Significant Premium - ASCU shareholders receive an attractive upfront premium while maintaining participation in the long-term value of Cactus through ownership in Hudbay;
  Exposure to High-Quality Asset Portfolio - ASCU shareholders gain ownership in Hudbay's established, Americas-focused asset base with multiple producing long-life assets that are generating substantial free cash flow, and a strong pipeline of copper growth projects in tier-one mining jurisdictions;
  De-Risked Development of Cactus - supplementing ASCU's strong local relationships with Hudbay's established business in Arizona and proven track record in developing and operating large-scale copper projects, reducing execution risk at Cactus;
  Reduced Financing Risk - provides ASCU shareholders access to a well-capitalized balance sheet and cash flow generation, eliminating the need for dilutive standalone financing; and
  Enhanced Capital Markets Profile - with Hudbay's trading liquidity, access to capital markets, consistent dividend and depth of analyst coverage, ASCU shareholders benefit from increased market presence.

Strategic Rationale for Hudbay

The acquisition of ASCU by Hudbay is on strategy with strong industrial logic and provides compelling benefits to Hudbay's shareholders:

  District Scale - Hudbay's advancement of the Copper World and Cactus projects will form the third largest copper district in North America1 with the potential to become the second largest district of copper cathode production in the U.S.2;
  U.S. Domestic Advantage - strengthens Hudbay's strategic U.S. footprint, with Cactus expected to be a major producer of copper cathode, positioning Hudbay as one of only a few operators capable of producing refined copper domestically and supporting the U.S. critical minerals supply chain;
  Operational Synergies - expected to benefit from operational efficiencies and regional synergies between Copper World and Cactus, including the strategic redeployment of the Copper World construction team, utilizing sulphuric acid produced at Copper World to leach oxide ore at Cactus and approximately $5 to $10 million in annual corporate synergies;
  Growth Pipeline - strengthens Hudbay's industry-leading copper growth pipeline in tier-one mining jurisdictions by adding a large-scale, long-life development asset that complements Copper World and extends Hudbay's copper growth profile, with expected annual copper production of 92,000 tonnes from Copper World by 2030 and a further 103,000 tonnes from Cactus after Copper World3,4; and
  Per-Share Value Creation - the addition of Cactus is expected to be accretive to key Hudbay per-share metrics, increasing net asset value per share and bolstering copper reserves and resources per share4.

Transaction Terms

Under the terms of the Arrangement Agreement, each ASCU shareholder will receive 0.242 of a Hudbay common share for each ASCU common share held, which represents approximately C$9.35 per ASCU common share and a US$1,480 million equity value based on Hudbay's closing share price on the TSX on February 27, 2026.

Hudbay currently owns 20.8 million common shares, representing approximately 9.99% of the outstanding basic shares of ASCU. The enterprise value to Hudbay net of existing equity ownership is approximately US$1,278 million. Following the closing of the transaction, existing Hudbay and ASCU shareholders will own approximately 89% and 11% of Hudbay, respectively.

The Arrangement Agreement provides for customary deal protection provisions, including a non-solicitation covenant on the part of ASCU subject to customary "fiduciary out" rights for ASCU, a right for Hudbay to match any Superior Proposal (as defined in the Arrangement Agreement), as well as a termination fee payable by ASCU under certain circumstances. The directors and senior officers of ASCU owning in aggregate approximately 1.1% of ASCU's voting securities have entered into voting support agreements pursuant to which they have agreed to vote all the securities they own or control in favour of the Transaction.

1 Includes current operating mines and permitted projects that are part of districts with copper production greater than 75,000 tonnes per year. Sourced from company filings and Wood Mackenzie research. Copper World based on the first 10-year average copper production of 92,000 tonnes in Phase I of the mine plan as disclosed in the 2023 pre-feasibility study ("2023 PFS") plus incremental production from Phase II based on average annual copper production disclosed in the Copper World 2022 preliminary economic assessment, and Cactus based on the first 10-year average copper production of 103,000 tonnes as disclosed in the Cactus PFS. The Cactus PFS does not reflect Hudbay's technical or project design assumptions and should not be construed as such.

2 Includes current operating mines and permitted projects that are part of districts with copper cathode production greater than 10,000 tonnes per year. Sourced from company filings and Wood Mackenzie research. Copper World based on the projected annual average of the 2023 PFS after the concentrate leach facility has been constructed and is in operation starting in year five and Cactus based on the first 10-year average copper production of 103,000 tonnes as disclosed in the Cactus PFS. The Cactus PFS does not reflect Hudbay's technical or project design assumptions and should not be construed as such.

3 Copper World based on the 2023 PFS first 10-year average copper production and Cactus based on the Cactus PFS first 10-year average copper production.

4 The Cactus PFS and the technical and scientific information in this news release related to the Cactus project do not reflect Hudbay's technical or project design assumptions for the Cactus project. Hudbay intends to update the PFS following the closing of the acquisition.

Further details regarding the terms of the Transaction are set out in the Arrangement Agreement, which will be publicly filed by Hudbay and ASCU under their respective profiles on SEDAR+ at www.sedarplus.ca. Additional information regarding the terms of the Arrangement Agreement, the background to the Transaction, the rationale for the recommendations made by the ASCU Board of Directors and how ASCU securityholders can participate in and vote at the special meeting to be called to consider the Transaction will be provided in the management information circular for the special meeting of ASCU securityholders (the "ASCU Circular") which will also be filed at www.sedarplus.ca. ASCU securityholders are urged to read these and other relevant materials when they become available.

Transaction Conditions and Timing

The Transaction will be carried out by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) and will require approval by (i) 66⅔% of the votes cast by ASCU shareholders; (ii) 66⅔% of the votes cast by ASCU shareholders and securityholders voting together as a single class; and (iii) a simple majority of the votes cast by ASCU shareholders, excluding certain persons required to be excluded in accordance with Multilateral Instrument 61-101 of the Canadian Securities Administrators, in each case, at a special meeting. Registered shareholders of ASCU as of the record date for the special meeting will be entitled to customary dissent rights with respect to the Transaction as described in the ASCU Circular. Beneficial shareholders of ASCU intending to exercise dissent rights should transfer their shares to registered positions prior to the record date for the special meeting and carefully follow the instructions in the ASCU Circular. The special meeting of securityholders of ASCU is expected to be held in May 2026.

In addition to shareholder approval, the Transaction is subject to the satisfaction of certain other closing conditions customary in transactions of this nature, including certain U.S. and Canadian regulatory approvals, court approval and stock exchange approvals.

Subject to the receipt of all necessary regulatory approvals, the Transaction is expected to be completed in the second quarter of 2026. Following completion of the Transaction, the shares of ASCU will be de-listed from the Toronto Stock Exchange and an application will be made for ASCU to cease to be a reporting issuer.

Board of Directors' Recommendations

After consultation with its financial and legal advisors, the Board of Directors of Hudbay unanimously approved the entering into of the Arrangement Agreement.

After consultation with its financial and legal advisors and receiving the unanimous recommendation of the independent directors of ASCU, the Board of Directors of ASCU has unanimously approved entering into the Arrangement Agreement. The Board of Directors of ASCU recommends that ASCU shareholders vote in favour of the Transaction.

Scotiabank and Origin Merchant Partners have each provided a fairness opinion to the ASCU Board of Directors to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, the consideration to be received by the ASCU shareholders is fair, from a financial point of view, to such shareholders.

Conference Call and Webcast

Hudbay and ASCU will host a joint conference call and webcast to discuss the Transaction on March 2, 2026 at 11:30 a.m. ET. A copy of the presentation and webcast audio will be available on Hudbay's website.

Conference Call and Webcast Details:

Date:  Monday, March 2, 2026

Time:  11:30 a.m. ET

Webcast:  www.hudbay.com

Dial in: 647-846-8185 or 1-833-752-3516

Advisors and Counsel

TD Securities Inc. is acting as financial advisor to Hudbay and Goodmans is acting as legal counsel to Hudbay. Additionally, National Bank Financial Inc. has been retained as strategic advisor to Hudbay.

Scotiabank is acting as financial advisor to ASCU. Origin Merchant Partners was engaged by the independent directors of the Board to provide an independent fairness opinion in respect of the Transaction. Osler, Hoskin & Harcourt LLP and Paul, Weiss, Rifkind, Wharton and Garrison LLP are acting as legal counsel to ASCU.

Qualified Person and NI 43-101

The reserve and resource estimates included in this news release were prepared by each company in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves: Definitions and Guidelines. Hudbay's mineral resource estimates in this news release are exclusive of minerals reserves. Arizona Sonoran's mineral resource estimates for the Cactus project in this news release are inclusive of reserves.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The technical and scientific information in this news release related to the Copper World project has been approved by Olivier Tavchandjian, P. Geo., Hudbay's Senior Vice President, Exploration and Technical Services. Mr. Tavchandjian is a qualified person pursuant to NI 43-101. Additional details on Hudbay's Copper World project are included in Hudbay's Annual Information Form for the year ended December 31, 2024, which is available on Hudbay's SEDAR+ profile at http://www.sedarplus.ca/.

The technical and scientific information contained in this news release related to the Cactus project has been approved by George Ogilvie, the President and Chief Executive Officer of ASCU and a qualified person under NI 43-101. Additional details on ASCU's Cactus project are included in the "Cactus Project NI 43-101 Technical Report - Pre-Feasibility Study Pinal County, Casa Grande, Arizona" with an effective date of October 20, 2025 (the "Cactus PFS"), a copy of which is available on ASCU's SEDAR+ profile at http://www.sedarplus.ca/.

The Cactus PFS and the technical and scientific information in this news release related to the Cactus project do not reflect Hudbay's technical or project design assumptions for the Cactus project. Hudbay intends to update the pre-feasibility study following the closing of the Transaction.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of U.S. securities laws.

Forward-Looking Information

This release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.

Forward-looking statements relate to future events or future performance and reflect Hudbay's and ASCU's expectations or beliefs regarding future events. Forward-looking statements include, but are not limited to, statements with respect to the strengths, characteristics and potential of the Transaction; the assessments of and expectations of Hudbay post completion of the Transaction, including Hudbay's copper production and related business plans, goals and objectives; the impact of the Transaction on shareholders of Hudbay and ASCU and other stakeholders and other anticipated benefits of the Transaction; the satisfaction of closing conditions, including receipt of customary stock exchange approvals and other regulatory approvals; the delisting of the ASCU shares on the TSX and the anticipated timing thereof and the timing of the special meeting of securityholders of ASCU and the completion of the Transaction. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Forward-looking information is based on management of the parties' reasonable assumptions, estimates, expectations, analyses and opinions, which are based on such management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Such factors, among other things, include: the risk that the Transaction will not be approved by the ASCU securityholders; the failure to, in a timely manner, or at all, obtain the required court approval for the Transaction; the failure of the parties to otherwise satisfy the requisite conditions to complete the Transaction; the possibility that the Arrangement Agreement may be terminated by one or both Hudbay and ASCU; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of copper or certain other commodities; change in national and local governments, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations pressures, cave-ins and flooding); discrepancies between actual and estimated metallurgical recoveries; inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and Indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and the risks that are described under the heading "Risk Factors" in the most recent annual information form for the year ended December 31, 2024 of each of Hudbay and ASCU and the management's discussion and analysis for the three and twelve months ended December 31, 2025 and December 31, 2024 for Hudbay and ASCU, respectively, which are available under their respective profiles on SEDAR+ at www.sedarplus.ca.

Neither Hudbay nor ASCU undertakes any obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on the information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a copper-focused critical minerals mining company with three long-life operations and a world-class pipeline of copper growth projects in tier-one mining jurisdictions of Canada, Peru and the United States.

Hudbay's operating portfolio includes the Constancia mine in Cusco (Peru), the Snow Lake operations in Manitoba (Canada) and the Copper Mountain mine in British Columbia (Canada). Copper is the primary metal produced by Hudbay, which is complemented by meaningful gold production and by-product zinc, silver and molybdenum.

Hudbay's growth pipeline includes the Copper World project in Arizona (United States), the Mason project in Nevada (United States), the Llaguen project in La Libertad (Peru) and several expansion and exploration opportunities near its existing operations.

The value Hudbay creates and the impact it has is embodied in its purpose statement: "We care about our people, our communities and our planet. Hudbay provides the metals the world needs. We work sustainably, transform lives and create better futures for communities." Hudbay's mission is to create sustainable value and strong returns by leveraging its core strengths in community relations, focused exploration, mine development and efficient operations.

About Arizona Sonoran

ASCU is a copper exploration and development company with a 100% interest in the brownfield Cactus project. The Cactus project, on privately held land, contains a large-scale porphyry copper resource and a recent 2025 PFS proposes a generational open pit copper mine with robust economic returns. Cactus is a lower-risk copper development project benefiting from a state-led permitting process, in place infrastructure, highways and rail lines at its doorstep and onsite permitted water access. ASCU's objective is to develop Cactus and become a mid-tier copper producer with low operating costs, that could generate robust returns and provide a long-term sustainable and responsible operation for the community, investors and all stakeholders. ASCU is led by an executive management team and Board which have a long-standing track record of successful project delivery in North America complemented by global capital markets expertise.

For further information, please contact:

Hudbay

Candace Brule

Senior Vice President, Capital Markets & Corporate Affairs

(416) 362-8181

investor.relations@hudbay.com

Arizona Sonoran

Alison Dwoskin

Vice President, Investor Relations

(647) 233-4348

adwoskin@arizonasonoran.com